UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 28, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release    ANGLOGOLD ASHANTI ANNOUNCES FINALISATION OF TAU LEKOA SALE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 JSE share code: ANG \ CUSIP: 035128206 NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
21 July 2010
TAU LEKOA FINALISATION OF SALE
AngloGold Ashanti is pleased to announce that the Department of Mineral Resources has transferred the mining rights for its Tau Lekoa Mine to Buffelsfontein Gold Mines Limited, a wholly-
owned subsidiary of Simmer & Jack Mines Limited (Simmers). Full ownership of Tau Lekoa and the adjacent properties of Weltevreden and Goedgenoeg will pass to Simmers on 1 August 2010.
AngloGold Ashanti entered into an agreement with Simmers in February 2009 for the sale of Tau
Lekoa and the adjacent properties of Weltevreden and Goedgenoeg for a total purchase consideration of:
R600 million (payable at completion of the transaction and adjusted as set out below); and
a royalty determined at 3% of the net revenue (gross revenue less state royalties) generated by the Tau Lekoa mine and any operations developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly, from 1 January 2010, until the total production from Tau Lekoa,
Weltevreden or Goedgenoeg upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in
1 January 2010 terms).
Full details of the agreement were published on 18 February 2009 and can be accessed on
www.anglogoldashanti.com/Additional/Press/2009/Tau+Lekoa+Sale.htm
In terms of the agreement, Simmers will settle the R600 million purchase consideration payable at completion as follows:
R450 million in cash; and
the balance in cash or shares in Simmers. This remaining R150 million is subject to an offset adjustment (up to a maximum of R150 million) based on the free cash flow generated by Tau
Lekoa between 1 January 2009 and 31 July 2010 and including an offset for the royalty payable from 1 January 2010 to 30 June 2010. This balancing amount will be determined based upon a final audit of the July 2010 production figures.
From 1 August 2010, Simmers will treat all ore produced from Tau Lekoa, Weltevreden or
Goedgenoeg at its own processing facilities. As a result AngloGold Ashanti will have increased processing capacity available allowing for the processing of additional material from its other Vaal
River mines and surface sources. This is expected to produce an estimated 7,000oz of gold for the remainder of this year.
Tau Lekoa produced 124,000oz of gold (equivalent to 2.7% of group production) in 2009.

ENDS

Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 / +27 (0) 82 896 0306 jjones@anglogoldashanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 / +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +27 (0) 82 330 9628 / +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning Anglogold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospectus and outlook of Anglogold Ashanti's operations, individually or in the aggregate, including the completion and commencment of commercial operations of certain of Anglogold Ashanti's exploration and production projects, the resumption of production at Anglogold Ashanti's mine in Ghana, the completion of annouced mergers and acquisitions transactions, Anglogold Ashanti' liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding Anglogold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company's annual report on Form20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events of circumstances after today's date or to reflect the occurence of unanticipated events. . All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com under the "Investors"
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold
Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 28, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary